Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

December 14, 2016

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Branch Chief
Tracie Mariner, Staff Accountant
Jeanne Baker, Assistant Chief Accountant

Re:	Harsco Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-03970

Ladies and Gentlemen:
Harsco Corporation, a Delaware corporation (the “Company”), has received the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 30, 2016 (the "Comment Letter"), with respect to the Company’s Form 10-K for fiscal year ended December 31, 2015, filed February 26, 2016; Form 10-Q for the period ended September 30, 2016, filed November 3, 2016; and Form 8-K, filed November 3, 2016.

The Commission has asked that the Company either respond to the Commission's comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. As discussed with Tracie Mariner on December 9, 2016, the Company is requesting that it be allowed to respond no later than December 29, 2016. This additional time will enable the necessary internal review related to the Company's response to the Comment Letter.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-730-3696.

Very truly yours,

/s/ Peter F. Minan
Peter F. Minan
Senior Vice President & Chief Financial Officer